



Cooper Greyson LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $45,000

Offering End Date: August 31, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Cooper Greyson LLC

Founded: April 7, 2023

Address: 785 Creek Ave
            Mendota Heights, MN 55120

Industry: Retailer

Employees: 1

Website: https://www.coopergreyson.com

Use of Funds Allocation:

If the maximum raise is met:

$42,975 (95.50%) – of the proceeds will go towards opening of brick & mortar location
$2,025 (4.50%) – of the proceeds will go towards SMBX's capital raise fee





Business Metrics:

	YTD 6/19/2023
Total Assets	$8,575
Cash & Cash Equivalents	$8,575
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenue	$19,508
Cost of Goods Sold	$0
Taxes	$0
Net Income	$8,575

Recognition:

Cooper Greyson LLC (DBA Cooper Greyson) grew out of a place of despair and has since become a light to the community. When she lost a very close friend from suicide she was crushed. She decided to turn to her long-time outlet of creating. She started making candles out of her home and giving them to friends and family. It became a passion for her. Soon people wanted to buy them to give to others. Her focus is on creature comforts, asking "What makes us happy in our homes? What are our self care routines?" She had a friend convince me to do a show and she sold out and started doing pop ups and shows all around the state, continuing to sell out. She started selling online. She has since incorporated mental health awareness sweatshirts because she believes in spreading the word on the importance of acknowledging and embracing mental health. A portion of profits are donated to a mental health nonprofit that works in self harm prevention.

About:

Cooper Greyson LLC (DBA Cooper Greyson) is based in St. Paul, Minnesota and sells clean, organic hand poured candles as well as mental health awareness sweatshirts. They hope to help normalize mental health struggles and emphasize the need for self care.

For more information, contact our Customer Support Team at support@thesmbx.com

